SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2004

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Finance Director and Treasurer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated April 30, 2004 (GRUPO TMM, S.A. REPORT FIRST QUARTER 2004 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Press Release dated April 30, 2004 (GRUPO TFM AND SUBSIDIARIES REPORT FIRST QUARTER 2004 FINANCIAL RESULTS)
EXHIBIT 99.3 :	Brief Description of Notices to CNBV and BMV of Consolidated Financial Statements for the First Quarter 2004

Exhibit 99.1

GRUPO TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak, General Investors
Finance Director and Treasurer	Analysts and Media
011-525-55-629-8778	312-726-3600
(juan.fernandez@tmm.com.mx)	(kwalczak@dresnerco.com)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725 or 203-247-2420
(brad.skinner@tmm.com.mx)

Marco Provencio, Media Relations:
Proa/StructurA
011-525-55-629-8708 and 011-525-55-442- 4948
(mp@proa.structura.com.mx)

GRUPO TMM REPORTS FIRST QUARTER FINANCIAL RESULTS

                                               •   Improving NAFTA trade positively impacts first quarter
                                               •   Improved outlook for 2004

(Mexico City, April 29, 2003) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”), a Latin American, multi-modal transportation and logistics company and owner of the controlling interest in Mexico’s busiest railway, TFM, reported revenues from consolidated operations of $218.5 million for the first quarter of 2004, compared to revenues from consolidated operations of $219.2 million for the same period of 2003. Improved revenue was reported at Specialized Maritime and Logistics. Grupo TMM's first quarter 2004 consolidated operating income decreased $1.3 million, from $27.1 million in 2003 to $25.7 million in 2004, and net profit for the quarter improved from the same period of last year by $18.5 million, allowing the Company to post a loss of $9.1 million, or $.16 per share. Selling, general and administrative costs in the first quarter of 2004 include $0.5 million of restructuring charges and severance payments.

The Company benefited from a resumption of trade growth on the NAFTA corridor. Trade grew 11.0 percent during the first quarter compared to the prior year. This growth was reflected in an increase in the Company’s volumes and revenues, beginning in March, compared to last year. Trade growth is expected to continue and is already being seen in the Company’s April volumes and revenues. Overall results for TFM, Ports and Logistics continue to be negatively impacted by the sluggish auto sector. Compared with the same period of 2003, auto production in Mexico at TFM plant sites was 13.0 percent lower, auto exports were 13.0 percent lower and imports were 1.0 percent higher. While non-auto related product categories grew by 3.3 percent in volume and by 7.1 percent in revenue in the first quarter of 2004, volume and revenue in automobile and auto-related intermodal was lower than in the same period of last year (5.2 percent in volume and 8.2 percent in revenue).

At TFM, the Company’s rail subsidiary, first quarter 2004 non-auto related revenue was positively impacted by $7.8 million due to trade growth and intra-Mexican expansion during the last part of the quarter. Additionally TFM produced significant truck-to-rail conversion revenues of $7.0 million in all rail product lines during the quarter. Operating profit was impacted in the period by reduced revenue in the automotive sector, which is expected to begin its recovery in the third and fourth quarters of 2004 based upon various auto company projections. At TFM, without TexMex, first quarter 2004 operating ratio was 81.7 percent, but March’s operating ratio was 74.3 percent, reflecting improved trade growth. Likewise, operating profit was $25.8 million for the quarter and $14.9 million in March. Anticipated trade growth in 2004 could result in improved operating ratios and EBITDA for all of 2004.

The rail division continues to forecast revenue and EBITDA growth of 10.0 percent and 15.0 percent respectively for the full year of 2004. Chemical transload, agricultural cross-dock facilities and new intermodal terminals are now fully operational. Additionally, TFM anticipates improved revenues in 2004 from continued truck-to-rail conversion, expansion of domestic auto distribution, auto parts expansion, and overall growth in trade on the NAFTA corridor. The division expects the automobile sector to begin producing growth during the latter part of the year.

TFM continues to work with its banks for the completion of the refinancing of its U.S. Commercial Paper facility maturing in September 2004, through a proposal to merge the U.S. Commercial Paper program with the term loan, with a final maturity in September 2006.

The remaining business units of TMM produced increased revenues of 1.9 percent in the first quarter of 2004 over the same period of 2003. In the same period-over-period comparison, gross profit increased by 18.7 percent. Costs increased in the period due to additional equipment in Logistics’ intermodal operations, and in Specialized Maritime’s parcel tankers and supply ship business.

At Specialized Maritime, first quarter revenue improved over the prior-year period by $1.1 million, or 4.1 percent, and was primarily affected by continued increased offshore activity associated with supply ships for PEMEX, as well as a 24.0 percent increase in transport volume of petrochemical products. Gross profit and operating profit for the division improved substantially, and operating margin increased by 6.2 percentage points. Chemical parcel tanker revenue in the first quarter of 2004 improved by 25.3 percent over the same period of 2003. In the same period-over-period comparison, gross results improved by 83.3 percent, despite an increase in costs of $1.3 million associated with an additional leased vessel. In the first quarter of 2004 over the first quarter of 2003, tugboat revenue increased by 6.2 percent, and gross results by 20.3 percent, as vessel calls increased at the port of Manzanillo.

Despite sluggish automotive activity, revenues at TMM’s Logistics division increased by 3.1 percent in the first quarter of 2004 compared to the same period of 2003 due to improved trade balance with the United States at intermodal operations and from increased long-haul traffic in the dedicated truck services division. Gross and operating profits improved substantially, and operating margin increased by 1.5 percentage points, and could have improved much more with strong auto activity.

In the Ports and Terminals division, revenue, gross profit and operating profit decreased during the first quarter of 2004 primarily due to reduced passenger vessel calls, offset by one-time export operations from Volkswagen and Chrysler at the Port of Acapulco.

Javier Segovia, president of TMM, said, ”While January and part of February were difficult for us in terms of traffic and activities across all business units, the second half of February and March showed much stronger performance. Overall trade growth in Mexico was 11 percent in the first quarter of this year compared to 4.9 percent in the first quarter of 2003, and it appears that Mexico and NAFTA are now climbing out of the recession. We are optimistic that the positive momentum we experienced in the second part of the first quarter will continue throughout this year and will provide momentum for improving results for TMM in 2004.

”Strategically, the company continues to be focused on three major issues. The SEC is currently reviewing our F-4 filing for the bond exchange, and once that is completed the exchange offer will get underway. At present, bondholders owning 69% of all of the existing notes are supporting the proposed exchange offer.

”Additionally,” Mr. Segovia continued, ”we continue to work with Kansas City Southern to resolve issues concerning the Acquisition Agreement for submission to shareholders for their approval.

”Finally, we believe that matters concerning the VAT Lawsuit and Grupo TFM Put can and will be resolved. Our discussions with the government continue on both of these subjects, and we will continue to stand firm representing the interests of all of our stakeholders. ”

Mr. Segovia concluded, ”Accelerating trade and improving conditions in both the Mexican and U.S. economies are leading indicators for the health of the NAFTA corridor. We have seen clear signs of operational progress and market growth in the latter part of the first quarter and in the month of April. We remain well-positioned through our assets to take advantage of that growth and market expansion.”

DIVISIONAL RESULTS (Under Continuing Operations) (*All numbers in thousands*)

First Quarter 2004

	Railroad	Ports	Specialized Maritime	Logistic	Other	Total

Revenue	167,512	5,367	28,472	22,086	(4,971)	218,466

Costs	140,836	4,513	24,259	19,594	(4,950)	184,252

Gross Result	26,676	854	4,213	2,492	(21)	34,214

Gross Margin	15.9%	15.9%	14.8%	11.3%	(0.4%)	15.7%

SG & A (Estimate)	884	865	1,090	1,180	4,460	8,479

Operating Results	25,792	(11)	3,123	1,312	(4,481)	25,735

Operating Margin	15.4%	(0.2%)	11.0%	5.9%	(90.1%)	11.8%

* First Quarter 2003

	Railroad	Ports	Specialized Maritime	Logistic	Other	Total

Revenue	168,524	5,786	27,365	21,428	(3,925)	219,178

Costs	139,675	4,342	24,250	19,657	(3,947)	183,977

Gross Result	28,849	1,444	3,115	1,771	22	35,201

Gross Margin	17.1%	25.0%	11.4%	8.3%	0.6%	16.1%

SG & A (Estimate)	985	43	1,807	833	4,475	8,144

Operating Results	27,864	1,401	1,308	938	(4,453)	27,057

Operating Margin	16.5%	24.2%	4.8%	4.4%	(113.5%)	12.3%

* Discontinued and restated operations

ARBITRATION PROCEEDINGS
As announced previously, on October 22, 2003, a Delaware Court granted a preliminary injunction requiring Kansas City Southern (KCS) and TMM to continue to abide by the terms of an acquisition agreement for Grupo TFM announced on April 22, 2003, pending arbitration of the propriety of TMM’s termination of that agreement.

In February, a three-day arbitration hearing concluded. In March the three-member panel in the arbitration proceeding deliberated on only one narrowly defined question related to termination terms and concluded, in an interim award, that the rejection of the Acquisition Agreement by TMM’s shareholders in its vote on August 18, 2003, did not authorize the Company to terminate the April 2003 Acquisition Agreement with KCS. Accordingly, the three-member panel indicated the Agreement would remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by TMM’s shareholders is a ”condition” of the Agreement. TMM continues to believe that any transaction cannot occur without approval of the Company’s shareholders, and the panel's decision did not reach a conclusion on that issue.

In April, in a joint release, TMM and KCS agreed to not immediately move into the next phases of arbitration, but both companies did reserve the right to proceed with the next phase of arbitration at any time. In a stipulation signed by TMM and KCS and accepted by the arbitration panel, the two companies have agreed to discharge in good faith all of the obligations of the Acquisition Agreement signed April 20, 2003. The two companies continue to communicate and to address issues of concern in good faith.

RESTRUCTURING UPDATE
As previously announced, the Company reached an agreement on the principal terms of a restructuring with an ad hoc committee of bondholders representing approximately 69 percent of its 9½ percent Senior Notes due 2003 and its 10¼ percent Senior Notes due 2006 (Existing Notes). In order to implement the restructuring as outlined in the voting agreements, TMM has filed a registration statement on Form F-4 with the Securities and Exchange Commission (SEC) relating to a registered exchange offer of new senior secured notes (New Secured Notes) for the Existing Notes, together with a consent solicitation and prepackaged plan solicitation. TMM expects to commence the exchange offer and the solicitation after the SEC completes its review of the registration statement, which it currently anticipates will occur during May 2004.

VAT LAWSUIT
On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued a judgment in favor of TFM on a value added tax (VAT) claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, the Federal Court vacated a prior judgment of the Mexican Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT refund certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court again ruled against TFM. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003, TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003, judgment, which granted TFM constitutional protection (amparo) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that TFM has the right to receive the VAT refund certificate. The Federal Court's ruling stated that the Treasury's decision denying delivery of the VAT refund certificate to TFM violated the law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Federal Fiscal Code in effect at that time. As a result of this ruling, the case was remanded to the Fiscal Court.

In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM's VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Federal Court, resolved that TFM had proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Federal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM's VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT Certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997.

On October 13, 2003, the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court's ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review, and as a result, the August 13, 2003, Fiscal Court's ruling remained in place.

On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003, Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of 2,111,111,790 pesos, or approximately $195 million as of that date, but excluding additional amounts due to TFM from the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service ("Servicio de Administración Tributaria" or "SAT") placed an attachment prohibiting TFM from making use of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT's action through all possible legal means, and will continue its attempts to reclaim the additional amount required for inflation and accrued interest on the original claim amount.

TFM subsequently presented a complaint before the upper chamber of the Fiscal Court. The Company has not yet received an official decision, but has knowledge that the Fiscal Court voted against the Company's request to compel the government to reissue its Special Certificate to include inflation and accrued interest. In the next several weeks, the Company will bring to the Magistrates Federal Court, which is the highest authority on legal matters in Mexico, all proper petitions and protections, which support its rights and are consistent with the rulings of the federal Magistrates Court over the past year. Grupo TMM believes that TFM’s claim to have the VAT certificate updated for interest and inflation accruals will be upheld by Mexico’s legal system.

GRUPO TFM PUT
As previously stated, in 2003 Grupo TFM requested a federal judge in Mexico to provide interpretation of the Purchase-Sale Agreement of TFM’s common stock, requesting adherence to the specific process provided in the Agreement and its Amendments, which should commence with an Initial Public Offering (”IPO”) of TFM’s shares into the public markets for the exercising of Grupo TFM’s call and the Mexican government’s Put option for the 20 percent equity interest in TFM it retains.

Given that none of the steps of this process had been completed, because the real value of the shares of TFM owned by the government could not be determined since TFM had not received reimbursement of the Value Added Tax, although ordered by the Mexican Fiscal Court on August 13, 2003, there could be no condition that applies in order for the Mexican government to request that Grupo TFM, or its shareholders, acquire the equity stake held at TFM by the government.

Grupo TFM also asked for and received from a federal judge an injunction, which blocked the government from exercising its Put option. The ability of the Mexican government to exercise its Put option has been suspended indefinitely until the Put lawsuit is resolved.

Grupo TFM acknowledged its commitment to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its desire to comply once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM according to the provisions of the law to determine the real value of the shares.

TMM’s management will discuss earnings and provide a corporate update on Friday, April 30 at 11:00 a.m. Eastern Time. To participate in the call, please dial 800-218-0204 (domestic) or 303-262-2140 (international) at least five minutes prior to the start of the call. A simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 22024. The company suggests that Internet participants access the site at least five minutes prior to the start of the conference call to download and install any software required to run the presentation. A replay of the conference call will be available through May 7 at 11:59 p.m. EST, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 577089. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 22024.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Visit TMM’s web site at www.grupotmm.com and TFM’s web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

A registration statement relating to the New Secured Notes has been filed with the SEC but has not yet been declared effective. These securities may not be sold, nor may offers to exchange be accepted, prior to the time the registration statement is declared effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification of the securities under the securities laws of any such state or other jurisdiction.

Prospectus and consent solicitation statements and other related exchange offer materials will be mailed to the holders of the Existing Notes in connection with the proposed exchange offer and consent solicitation. These documents will contain important information about the proposed transactions. INVESTORS AND HOLDERS OF THE EXISTING NOTES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and holders of the Existing Notes will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. In addition, these materials will be available from the Company upon request.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and restructuring; the outcome of pending litigation and arbitration with Kansas City Southern; the timing of the receipt of any amounts in respect of TFM's pending claim for a refund of certain value added taxes; the outcome of pending litigation relating to the obligation to repurchase shares of TFM owned by the Mexican Government and the ability of the Company or its subsidiaries to fund any such purchase if required to do so; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to complete the proposed restructuring or otherwise repay, restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
* Consolidated Statement of Income
- millions of dollars -

	Three months ended
	March 31,
	2004	2003

Revenue from freight and services	218.466	219.178

Cost of freight and services	(160.956)	(161.037)

Depreciation of vessels and operating equipment	(23.296)	(22.940)

	34.214	35.201

Administrative expenses	(7.935)	(8.144)

Corporate reestructuring expenses	(0.544)

Operating Income	25.735	27.057

Financial (expenses) income - Net	(42.298)	(43.531)

Exchange gain (loss) - Net	0.139	(6.110)

	(42.159)	(49.641)

Other expenses - Net	(5.821)	(3.516)

Loss before taxes	(22.245)	(26.100)

Benefit (provision) for taxes	12.059	(10,470)

Loss before minority interest	(10.186)	(36.570)

Minority interest	1.046	8.907

Loss - Net	(9.140)	(27.663)

Weighted average outstanding shares (millions)	56.963	56.963
Loss earnings per share (dollars / share)	(0.16)	(0.49)

Outstanding shares at end of period (millions)	56.963	56.963
Loss earnings per share (dollars / share)	(0.16)	(0.49)

* Prepared in accordance with International Accounting Standards.

Note:In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Consolidated Balance Sheet
- millions of dollars -

	March 31,	December 31,
	2004	2003

Current assets:
Cash and cash equivalents	54.464	74.627

Accounts receivable
Accounts receivable - Net	151.317	138.839

Other accounts receivable	130.816	123.784

Prepaid expenses and others current assets	35.680	36.435

Total current assets	372.277	373.685

Property, machinery and equipment - Net	1,876.612	1,887.013

Other assets	68.908	68.268

Deferred taxes	183.857	171.032

Total assets	2,501.654	2,499.998

Current liabilities:
Bank loans and current maturities of long term liabilities	544.005	549.288

Suppliers	86.894	99.923

Other accounts payable and accrued expenses	246.284	210.294

Total current liabilities	877.183	859.515

Long–term liabilities:
Bank loans and other obligations	749.192	748.214

Other long–term liabilities	114.173	120.979

Total long–term liabilities	863.365	869.193

Total liabilities	1,740.548	1,728.708

Minority interest	676.931	677.977

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(19.226)	(10.088)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	84.175	93.313

Total liabilities and stockholders’ equity	16.876	51.918

* Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. and subsidiaries
* Consolidated Statement of Cash Flow
- millions of dollars -

	Three months ended
	March 31,
	2004	2003

Cash flow from operation activities:
Loss - Net	(9.140)	(27.663)

Charges (credits) to income not affecting resources:
Depreciation & amortization	27.096	27.187

Minority interest	(1.046)	(8.907)

Deferred income taxes	(12.825)	10.107

Other non-cash items	0.637	1.535

Total non-cash items	13.862	29.922

Changes in assets & liabilities	0.844	38.481

Total adjustments	14.706	68.403

Net cash provided by operating activities	5.566	40.740

Cash flow from investing activities:

Proceeds from sales of assets (net)	0.755	0.888

Payments for purchases of assets	(14.189)	(10.130)

Net cash used in investment activities	(13.434)	(9.242)

Cash flow provided by financing activities:

Short-term borrowings (net)	(8.433)	10.056

Principal payments under capital lease obligations	(0.022)	(0.207)

(Repurchase) sale of accounts receivable (net)	(3.593)	(2.893)

Repayment of long-term debt	(0.247)	(7.247)

(Paid) Proceeds from convertible notes		(9.602)

Net cash used in financing activities	(12.295)	(9.893)

Net (decrease) increase in cash	(20.163)	21.605

Cash and cash equivalents at beginning of the period	74.627	61.884

Cash and cash equivalents at end of the period	54.464	83.489

* Prepared in accordance with International Accounting Standards

Note:In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Statement of Income (without Railroad)
- millions of dollars -

	Three months ended
	March 31,
	2004	2003

Revenue from freight and services	55.640	54.595

Cost of freight and services	(46.575)	(46.173)

Depreciation of vessels and operating equipment	(1.526)	(2.069)

	7.539	6.353

Administrative expenses	(7.051)	(7.160)

Corporate reestructuring expenses	(0.544)

Operating loss	(0.056)	(0.807)

Financial (expenses) income - Net	(14.435)	(16.047)

Exchange gain (loss) - Net	0.236	(1.046)

	(14.199)	(17.093)

Other (expenses) income - Net	(0.105)	0.540

Loss before taxes	(14.360)	(17.360)

Benefit (provision) for taxes	7.967	(3.471)

Loss before minority interest	(6.393)	(20.831)

Minority interest	(1.134)	(0.437)

Net loss before results for investment in TFM	(7.527)	(21.268)

Interest in TFM	(1.614)	(6.395)

Loss - Net	(9.141)	(27.663)

Weighted average outstanding shares (millions)	56.963	56.963
Loss earnings per share (dollars / share)	(0.16)	(0.49)

Outstanding shares at end of period (millions)	56.963	56.963
Loss earnings per share (dollars / share)	(0.16)	(0.49)

* Prepared in accordance with International Accounting Standards

Note:In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Grupo TMM, S.A. and subsidiaries
* Balance Sheet (without Railroad)
- millions of dollars -

	March 31,	December 31,
	2004	2003

Current assets:
Cash and cash equivalents	51.357	71.030

Accounts receivable
Accounts receivable - Net	36.219	33.105

Other accounts receivable	46.540	38.211

Prepaid expenses and others current assets	5.930	6.592

Total current assets	140.046	148.938

Property, machinery and equipment - Net	80.689	80.365

Investment in GTFM	358.711	360.502

Other assets	36.134	35.277

Deferred taxes	100.955	92.222

Total assets	716.535	717.304

Current liabilities:
Bank loans and current maturities of long term liabilities	358.982	356.143

Suppliers	21.796	25.335

Other accounts payable and accrued expenses	130.167	118.351

Total current liabilities	510.945	499.829

Long–term liabilities:
Bank loans and other obligations	1.196	1.470

Other long–term liabilities	83.649	87.255

Total long–term liabilities	84.845	88.725

Total liabilities	595.790	588.554

Minority interes	36.571	35.437

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	(19.227)	(10.088)

Initial accumulated translation loss	(17.757)	(17.757)

Total stockholders’ equity	84.174	93.313

Total liabilities and stockholders’ equity	716.535	717.304

* Prepared in accordance with International Accounting Standards

Grupo TMM, S.A. and subsidiaries
* Statement of Cash Flow (without Railroad)
- millions of dollars -

	Three months ended
	March 31,
	2004	2003

Cash flow from operation activities:
Loss – Net	(9.141)	(27.663)

Charges (credits) to income not affecting resources:
Depreciation & amortization	3.721	5.246

Interest in TFM	1.614	6.395

Minority interest	1.134	0.437

Deferred income taxes	(8.733)	3.108

Other non-cash items	(0.096)	4.495

Total non-cash items	(2.360)	19.681

Changes in assets & liabilities	(2.225)	19.641

Total adjustments	(4.585)	39.322

Net cash provided by operating activities	(13.726)	11.659

Cash flow from investing activities:

Proceeds from sales of assets (Net)	0.688	0.275

Payments for purchases of assets	(2.623)	(1.415)

Net cash used in investment activities	(1.935)	(1.140)

Cash flow provided by financing activities:

Short-term borrowings (Net)	(0.150)	10.056

Principal payments under capital lease obligations	(0.022)	(0.207)

(Repurchase) sale of accounts receivable (Net)	(3.593)	(2.893)

Repayment of long-term debt	(0.247)	(0.247)

(Paid) Proceeds from convertible notes		(9.602)

Net cash used in financing activities	(4.012)	(2.893)

Net (decrease) increase in cash	(19.673)	7.626

Cash at beginning of period	71.030	31.636

Cash at end of period	51.357	39.262

* Prepared in accordance with International Accounting Standards

Note:In accordance with International Accounting Standards #35 (IAS 35) "Discontinuing Operations" Grupo TMM, S.A. shows the effect of the applications of our Financial Statements for year 2003.

Exhibit 99.2

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina	León Ortíz
Chief Financial Officer	Treasurer
011-525-55-629-8866	011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT
FIRST QUARTER 2004 RESULTS

(Mexico City, April 29, 2004) - Grupo Transportación Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) reported financial results for the first-quarter period of 2004.

OPERATIONAL RESULTS
Consolidated net revenues for the three months ended March 31, 2004, were $167.5 million, which represents a decrease of $1.0 million or 0.6 percent from revenues of $168.5 million for the same period in 2003. TFM experienced a 0.4 percent decrease in volume during the first quarter of 2004 compared with the same period of 2003, caused by the economic downturn and the seasonal shut down of the automotive industry at the beginning of the year. The 1.8 percent devaluation of the peso and the lower activity in the automotive industry translated into a $ 3.2 million deterioration of revenue in the first quarter of 2004 compared with the same period in 2003, partially offset by growth in revenues from truck-to-rail conversion and growth in the Chemicals and Petrochemicals and Metals and Minerals segments.

Consolidated operating profit for the first quarter of 2004 was $25.8 million, representing a decrease of $2.1 million from the first quarter of 2003. The operating ratio (operating expenses as a percentage of revenues) for the period was 84.6 percent including Mexrail operations (81.7 percent without Mexrail). Operating expenses continued to decrease during the first quarter compared with the same period in 2003. Cost reduction in the first quarter of 2004, excluding fuel and Tex Mex, was $2.6 million, and was negatively impacted by a 13.8 percent, or $1.9 million, increase in fuel cost.

Operating loss for Mexrail for the first quarter of 2004 was $ 1.8 million. Operating expenses for the unit increased during the quarter, compared with the same period of 2003, by $1.0 million, or 7.1 percent.

FINANCIAL EXPENSE
Net financial expenses incurred in the quarter ended March 31, 2004, were $27.9 million. TFM recognized a $0.1 million foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES
As of March 31, 2004, the accounts receivable balance had increased to $202.1 million from $192.3 million at December 31, 2003.

TFM made capital expenditures of $11.6 million during the first quarter of 2004, invested in the improvement of TFM and Mexrail lines.

As of March 31, 2004, TFM had an outstanding debt balance of $959.6 million, a leverage of $8.4 million lower than at December 31st, 2003. Debt includes $95.0 million of outstanding U.S. commercial paper and a term loan of $91.4 million.

RECENT EVENTS

Vat Lawsuit
On September 25, 2002, the Mexican Magistrates Court of the First District (the "Federal Court") issued a judgment in favor of TFM on a value added tax (VAT) claim, which has been pending in the Mexican courts since 1997. The claim arose out of the Mexican Treasury's delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, the Federal Court vacated a prior judgment of the Mexican Federal Tribunal of Fiscal and Administrative Justice (the "Fiscal Court") and remanded the case to the Fiscal Court with specific instructions to enter a new decision consistent with the guidance provided by the Federal Court's ruling. The Federal Court's ruling requires the fiscal authorities to issue the VAT refund certificate only in the name of TFM. On December 6, 2002, the upper chamber of the Fiscal Court again ruled against TFM. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal. On June 11, 2003, the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003, TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003, judgment, which granted TFM constitutional protection (amparo) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court's determination that TFM has the right to receive the VAT refund certificate. The Federal Court's ruling stated that the Treasury's decision denying delivery of the VAT refund certificate to TFM violated the law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Federal Fiscal Code in effect at that time. As a result of this ruling, the case was remanded to the Fiscal Court.

In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM's VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Federal Court, resolved that TFM had proved its case, and that a "ficta denial" occurred, declaring such denial null and void as ordered by the Federal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM's VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT Certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997.

On October 13, 2003, the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court's ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review, and as a result, the August 13, 2003, Fiscal Court's ruling remained in place.

On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003, Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of 2,111,111,790 pesos, or approximately $195 million as of that date, but excluding additional amounts due to TFM from the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service ("Servicio de Administración Tributaria" or "SAT") placed an attachment prohibiting TFM from making use of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. TFM has publicly stated it will oppose the SAT's action through all possible legal means, and will continue its attempts to reclaim the additional amount required for inflation and accrued interest on the original claim amount.

TFM subsequently presented a complaint before the upper chamber of the Fiscal Court. The Company has not yet received an official decision, but has knowledge that the Fiscal Court voted against the Company's request to compel the government to reissue its Special Certificate to include inflation and accrued interest. In the next several weeks, the Company will bring to the Magistrates Federal Court, which is the highest authority on legal matters in Mexico, all proper petitions and protections, which support its rights and are consistent with the rulings of the federal Magistrates Court over the past year. Grupo TMM believes that TFM’s claim to have the VAT certificate updated for interest and inflation accruals will be upheld by Mexico’s legal system.

Net profit in the period was impacted by extraordinary one-time charges in connection with the VAT lawsuit totaling $4.3 million.

Grupo TFM Put
As previously stated, in 2003 Grupo TFM requested a federal judge in Mexico to provide interpretation of the Purchase-Sale Agreement of TFM’s common stock, requesting adherence to the specific process provided in the Agreement and its Amendments, which should commence with an Initial Public Offering (”IPO”) of TFM’s shares into the public markets for the exercising of Grupo TFM’s call and the Mexican government’s Put option for the 20 percent equity interest in TFM it retains.

Given that none of the steps of this process had been completed, because the real value of the shares of TFM owned by the government could not be determined since TFM had not received reimbursement of the Value Added Tax, although ordered by the Mexican Fiscal Court on August 13, 2003, there could be no condition that applies in order for the Mexican government to request that Grupo TFM, or its shareholders, acquire the equity stake held at TFM by the government.

Grupo TFM also asked for and received from a federal judge an injunction, which blocked the government from exercising its Put option. The ability of the Mexican government to exercise its Put option has been suspended indefinitely until the Put lawsuit is resolved.

Grupo TFM acknowledged its commitment to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its desire to comply once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM according to the provisions of the law to determine the real value of the shares.

DEBT COVENANTS
The Company is currently negotiating with its lenders amendments to the term loan and is also in the process of refinancing its Commercial Paper program to extend the final maturity date to September 2006.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words ”believe”, ”expect” and ”anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (”NAFTA”) on the level of U.S. - Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended
	March 31,
	2004	2003

Transportation revenues	$167,512	$168,524

Operating expenses	(119,713)	(119,448)
Depreciation & amortization	(22,007)	(21,212)

Total cost	(141,720)	(140,660)

Operating profit	25,792	27,864

Other expenses – net	(5,718)	(4,057)
Financial expenses – net	(27,863)	(27,482)
Exchange profit (loss) – net	(97)	(5,064)

Net comprehensive financing cost	(27,960)	(32,546)

Loss before taxes and minority interest	(7,886)	(8,739)
Income tax	4,092	(7,000

Loss before minority interest	(3,794)	(15,739)

Minority interest	628	3,200

Net loss for the period	($3,166)	($12,539)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balanced Sheet
( Amounts expressed in thousands of US dollars )
( Unaudited )

	March 31,	December 31,
	2004	2003
		(Audited)

Assets Current assets:
Cash and cash equivalents	$3,106	$3,597
Accounts receivable – Net	202,104	192,295
Material and supplies	17,503	16,693
Other current assets	12,258	13,157

Total current assets	234,971	225,742
Concession, property and equipment – net	1,803,745	1,814,668
Other assets	2,951	2,857
Deferred income tax	82,937	78,845

Total assets	$2,124,604	$2,122,112

Liabilities and Stockholders’ equity Current liabilities:
Commercial paper and capital lease due within one year	185,023	193,154
Accounts payable and accrued expenses	183,976	167,609

Total current liabilities	368,999	360,763
Long–term debt and capital lease obligation	747,996	746,745
Other non – current liabilities	30,523	33,724

Total Long–term liabilities	778,519	780,469

Total liabilities	1,147,518	1,141,232

Minority interes	316,846	317,475

Stockholders’ equity:
Capita stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect and purchase of subsidiary shares	(33,562)	(33,562)
Retainig earnings	91,698	94,863

Total stockholders’ equity	660,240	663,405

Total liabilities and stockholders’ equity	$2,124,604	$2,122,112

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flow
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended
	March 31,
	2004	2003

Cash flow from operation activities:
Net loss for the period	($3,166)	($12,539)

Adjustments to reconcile net income to net cash provides by operating activities:
Depreciation & amortization	22,007	21,212
Amortization of deferred financing costs	1,605	1,598
Other non cash items	(4,225)	4,454
Changes in working capital	3,101	15,191

Total adjustments	22,488	42,455

Net cash provided by operating activities	19,322	29,916

Cash flow from investing activities:
Acquisitions of property and equipment – net	(11,565)	(8,690)
Sale of equipment	35	98

Net cash used in investment activities	(11,530)	(8,592)

Cash flow from financing activities:
Proceeds payments of commercial paper – net	10,000	(7,000)
Payment of term loan	(18,283)	0

Net cash (used in) provided by financing activities	(8,283)	(7,000)

Increase in cash and cash equivalents	(491)	(14,324)
Cash and cash equivalents Beginning of the period	3,597	30,249

End of the period	$3,106	$44,573

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Exhibit 99.3

Brief Description of Notices to CNBV and BMV of
Consolidated Financial Statements for the Fourth Quarter 2003

Required quartely financial information consists of (i) the consolidated financial information filed with CNBV, (ii) the non-consolidated financial information filed with the CNBV, (iii) the same required quartely financial information as in (i) and (ii) filed with the BMV. Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and lists of directors ans officers.